HANNY HANNY HOLDINGS LIMITED
VISIONS AHEAD 錦興集團有限公司

02042580

July 9, 2002

Via Fedex

Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C.
20549
U.S.A.

SUPPL

SEC MAIL RECEIVED JUL 1 2 2002 WASH. D.C. 165 SECTION

Attention: Filings

Dear Sirs:

Hanny Holdings Limited
SEC File 82-3638

In compliance with the exemption requirements of SEC Rule 12g3-2(b), we are pleased to enclose the following items for filing:

Press Announcement. South China Morning Post. July 2, 2002
Resignation of Director

Thank you for your kind assistance with this matter.

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

P

Yours very truly,
Hanny Holdings Limited

Amy Chau

Tel: (604) 733-0896 extension 25
Email: achau@burcon.ca

dlw 7/15

Enclosure

cc: Hanny Holdings Limited
Attn.: Ms. Judy Cheng (via fax without enclosure)

SEC FILING 82-3638

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

RESIGNATION OF DIRECTOR

The board of directors (the "Board") of Hanny Holdings Limited (the "Company") announces that Mr. Ma Si Hang, Frederick ("Mr. Ma"), has resigned as an independent non-executive director of the Company with effect from 24th June 2002. The Board extends its appreciation to Mr. Ma for his past great contribution to the Company.

By Order of the Board
Hanny Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 28th June 2002